Origin Agritech Limited

No. 21 Sheng Ming Yuan Road

Changping District, Beijing 102206

China

March 11, 2021

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Origin Agritech Limited

Registration Statement on Form F-3

File No. 333-253866

Ladies and Gentlemen:

In connection with the above referenced Registration Statement on Form F-3 of Origin Agritech Limited, the undersigned, a duly elected officer, hereby requests that the effectiveness of said Registration Statement be accelerated to 4:00 p.m. Eastern time on Monday, March 15, 2021, or as soon thereafter as practicable.

Very truly yours,

ORIGIN AGRITECH LIMITED

By:	/S/ Dr. Gengchen Han
Name: Dr. Gengchen Han
Title: Chief Executive Officer